UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of June 2007

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated June 7, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: June 7, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated June 7, 2007

Exhibit 1

U-Tacs Awarded $ 110 Million Order By Thales UK To Provide ISTAR Capability For UK Armed Forces

Haifa, Israel, June 7, 2007- Elbit Systems Ltd. (NASDAQ:ESLT) announced that its UK company with Thales UK — UAV Tactical Systems Ltd. (U-TacS) has been awarded a contract worth approximately $110 million by Thales UK to provide an urgent intelligence, Surveillance, Target Acquisition and reconnaissance (ISTAR) support capability for the UK Armed Forces. The program, will commence immediately and will take place over the next few years.

The contract includes the provision of Hermes® 450 UAV systems, as well as training of the UK MoD staff in use and maintenance of the system, and the provision of contractor logistic support (CLS) and program management services. This work will be managed from the U -TacS facility in Leicester, UK, which currently employs approximately 100 personnel. U -TacS also provides the core UAV systems for the Thales UK Watchkeeper UAV system.

The President and CEO of Elbit Systems, Joseph Ackerman said: “Once again, we are proud to be a part of a winning team together with Thales UK in a project based on the High End tactical Hermes® 450 UAV, globally recognized as a brand name for UAV customers worldwide.”

U-TacS is held 51% by Elbit Systems with the balance being owned by Thales UK.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:
Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.